Exhibit 99.1
UBS Technology Conference 2009 London Franki D’Hoore Director European Investor Relations Thursday, 12 March 2009

Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers' products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

ASML - the world's largest supplier of lithography equipment Source: Semi & ASML Leadership in immersion for volume chip manufacturing ASML Canon Nikon East 65 35 0 West North ASML 65% Nikon + Canon 35% ASML AMAT TELL KLA East 22 32 25 11 10 West North KLA Tencor ASML Tokyo Electron Lam Research Applied Materials Top 5 semiconductor equipment suppliers Market share 2008 (est)

Agenda Market Driving technology Downturn Strategy Summary

Market

Dramatic year-end decline, year-on-year IC unit growth falls to lowest level since 2001 Source: WSTS, ASML, Last data point: November 2008 IC unit sales comparison 0 20 40 60 80 100 120 140 160 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Units [B] -6% -4% -2% 0% 2% 4% 6% 8% 10% 12% 14% 16% Growth [%] 2007 Cumm 2008 Cumm Growth YTD YoY-3mma

Sharp inventory reduction in December, despite of low IC sales, could indicate burn of OEM inventories & good Christmas sales could indicate burn of OEM inventories & good Christmas sales could indicate burn of OEM inventories & good Christmas sales IC inventory 3mma IC unit sales corrected for inventory 3mma IC unit sales 3mma IC # Inventory-sales ratio Source: VLSI Research, ASML, December 2008

Macro and sector trends NAND Investments stop with 20% capacity reductions expected in Q1 First signs of chip price recovery Continued ramp of 4x nm and slow 3x nm ramp DRAM Capacity reductions will result in a 30% cut since Q1 '08 matching falling demand First signs of chip price recovery Investments stop at customers awaiting Taiwanese manufacturers consolidation Slow 5x nm transition by tier 2 manufacturers, cash limitations Foundry Utilization falling sharply in line with demand Slow 4x nm transition Litho market visibility remains very low, as customers are implementing severe production cut-backs to avoid large inventories and stabilize chip prices during reduced end demand. Technology transitions are impeded by lack of demand and tight financing

Driving technology

Customer roadmaps and technology solutions 2007 2008 2009 2010 2011 2012 2013 2014 2015 DRAM (Node = hp) 65 55 45 38 32 28 NGM 22 NAND (Node = hp) 55 45 32 28 22 NGM 22 NGM 18 MPU (Node/hp) 45/80 32/60 22/40 15/30 LOGIC (Node / hp) 45/70 32/50 22/35 15/25 DPT / EUV EUV Single Expose XT:1950i NXT:1950i NXE:3300 Implementation Dates in Volume production

DRAM operating margins well correlated to most advanced technology node Source: DRAMeXchange (10/08), ASML Marketing (Fab dBase)

NAND op margins correlated to most advanced technology node too Source: DRAMeXchange (10/08), ASML Marketing (Fab dBase)

Product roadmap strengthening and holistic litho introduction supports customers low cost manufacturing drive Developments continue to support customer road maps TWINSCAN XTIV lower cost platform transition by end of 2009 Double patterning supported by TWINSCAN NXT multipurpose platform with substantially higher speed and overlay accuracy at 32 nm resolution and beyond High throughput EUV to support resolution of 22 nm and beyond Holistic lithography to enable continued aggressive scaling and optimize customer cost of ownership

Technology choice for critical layers: Driven by cost and technology availability Reticle cost based on 5000 wafers / mask usage Fixed Operating Source Chemical CVD Metrology Etch Clean Reticle 0.0 0.5 1.0 1.5 2.0 2.5 3.0 ArFi 193 nm Spacer DPT 193 nm Litho DPT EUV 193 nm Spacer DPT 193 nm Litho DPT EUV Normalized litho cost per layer 32 nm 22 nm 45 nm

Product pipeline Resolution: 32 nm Productivity to 200 wph Shipping 2009 Double patterning TWINSCAN NXT:1950 EUV TWINSCAN NXE:3100 Resolution: 22 nm and beyond Productivity to 140 wh Shipping 2010 TWINSCAN XT:1950Hi (body IV) Resolution: 38 nm Productivity to 148 wph Shipping 2009

ASML Holistic litho - A distinct differentiator ASML Holistic litho - A distinct differentiator Holistic lithography is the integration of wafer lithography, computational lithography and metrology, aimed at optimal imaging through the tuning of the process window, productivity, overlay and critical dimension uniformity (CDU) Holistic lithography to enable continued aggressive scaling and optimize customer cost of ownership

Downturn Strategy

Strategy Keep strategic R&D programs intact and in line with customer roadmaps with focus on high level of product differentiation Maintain a level of production capacity which allows us to meet changing customer needs without lengthy lead times Manage for positive cash generation at very low quarterly revenue levels Drive improvement in long term cost structure during current slow business environment

Reduce cost structure As announced in December, ASML will have reduced expenses by € 50 million per quarter Q1 '09 vs Q2 '08 Workforce reduction by about 1000 heads (12% total workforce) mainly using our Flex Model Partial relocation of Customer Support activities from US to Asia Production facilities shutdown for 4 weeks in 2009 plus reduced labor hours Discretionary expenses reduction Reduced Contracted activities by 59% Reduce other Discretionary expenses by 33% Restructuring and impairment charges of € 138 million taken in Q4, virtually all non-cash items Targeting 50% of these cost savings to be sustained with an economic recovery

Maximize cash at low revenues Q4 net cash outflow € 204 million mainly due to sudden revenue drop Supplier payments made on inventory not shipped in Q4 due to customer delivery push-outs Back-end loaded shipments for which receivables are due in Q1 Income tax paid for prior years Investment in the new EUV factory Q1 cash flow expected positive, at sales level of € 180 - 200 million Working capital release due to significantly reduced component purchasing and usage of components already in inventory Working capital release due to receipt of outstanding accounts Cash benefit from lowered cost of operations Reduced Capex in H2 '09 with completion of EUV production facility

Solid financial position Strong liquidity Cash & cash equivalents € 1.1 billion Standby facility € 500 million due 2012 Conservatively financed Debt € 600 million 5.75% Notes due 2017

Summary

Summary No IC production capacity added due to virtual capex freeze Semiconductor equipment market pickup currently impossible to predict ASML can ramp production fast with short lead times when market recovers ASML continues to invest in strategic product development programs Working capital releases and adjusted cost structure will allow ASML to generate a positive operating cash flow at low sales levels anticipated in Q1 Improved cost structure will make ASML leaner resulting in earlier and greater profitability